SUB-ITEM 77I: Terms of new or amended securities

Describe any material change which has occurred in the investment policy of the registrant with respect to each of the following matters that has not been approved by shareholders.

(a)	Not applicable.

(b)	If the registrant has issued a new class of securities, furnish a description of the class called for by the applicable registration statement item.

Effective September 25, 2017, the Registrant amended the 12b-1 fee for Class A shares.  Effective September 25, 2017, the Class A shares carry a 12b-1 fee of 0.30%. The Registrant's amended and restated 12b-1 plan and amendment thererto are included in this filing as Exhibits ex77q1d1 and ex77q1d2.

Effective September 25, 2017, the Registrant renamed its existing Class B shares to Class I shares; there was no corresponding fee changes associated with this renaming.  Effective September 25, 2017, the Registrant issued a new share class (Class I) for all funds that did not previously have Class B shares, with the exception of the JNL S&P 500 Index Fund.  The JNL S&P 500 Index Fund has only Class I shares. The Class I shares do not carry a 12b-1 fee. The amendments to the Registrant's 12b-1 plan and multi-class plan are included in this filing as Exhibits ex77q1d2 and ex77q1d3.